                                                                 Exhibit 12.1

                                     UNITED WASTE SYSTEMS, INC.
                                RATIO OF EARNINGS TO FIXED CHARGES
                                            (UNAUDITED)

                                                                                                Nine Months
                                   Years ended December 31,                                     Sept. 30,
                        1991            1992           1993           1994        1995          1996

Pretax income
  from continuing
  operations         $       (884,557)  $  3,268,555   $16,485,591    $28,953,722  $43,609,343  $41,290,421
Fixed charges               3,008,606      3,309,877     5,179,058      7,335,587   11,713,791   12,779,198
Less:
  Capitalized
  interest                   (514,506)      (156,897)     (301,000)    (722,000)    (1,349,000)  (1,200,000)
Amortization of
  previously
  capitalized
  interest                     85,533        145,916       125,849      173,983     263,916         343,916
  Total earnings
    (loss)              $    1,695,076    $6,567,451    $21,489,498    $35,741,292 $54,238,050   $53,213,535
Interest
  expense               $    2,417,000    $3,028,133    $ 4,705,363    $ 6,424,630 $10,061,290   $11,054,451
Interest
  capitalized                  514,506       156,897        301,000        722,000   1,349,000     1,200,000
Amortization
  of debt
  issue costs                   34,393        52,523        123,470        146,134     260,000       499,830
Interest portion
  of rental
  expense                       42,707        72,324         49,225         42,823       43,501       24,917
  Total fixed
    charges            $     3,008,606    $3,309,877      $5,179,058      $7,335,587    $11,713,791   $12,779,198
Ratio of
  earnings to
  fixed charges                     .6           2.0             4.1             4.9          4.6            4.2

